Exhibit 99.1

LAIX Inc. Announces Third Quarter 2019 Unaudited Financial Results

Net revenues increased by 45.2% year-over-year, exceeding the high end of guidance range

SHANGHAI, Novermber 19, 2019 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial and Operating Highlights

•	Net revenues were RMB262.1 million (US$36.7 million), a 45.2% increase from RMB180.5 million for the third quarter of 2018.

•	Gross billings[1] were RMB275.4 million (US$38.5 million), a 2.1% decrease from RMB281.3 million for the third quarter of 2018.

•	Gross margin was 72.6%, compared with 73.4% for the third quarter of 2018.

•	Approximately 0.9 million paying users purchased the Company’s courses and services for the third quarter of 2019, compared with approximately 0.9 million paying users for the third quarter of 2018.

•	Total cumulative registered users were 153.3 million as of September 30, 2019, compared with 97.2 million total cumulative registered users as of September 30, 2018.

Management Comments

“During the third quarter, we remain committed to executing on our growth strategy and further solidifying our competitive edge in China’s AI-powered language learning market, with our focus on product development and user experience enhancement. While the tightened WeChat moments sharing policy continued to impact our top line and user growth, we are pleased to deliver net revenues of RMB262.1 million for the third quarter, beating the high end of our previous guidance range,” said Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

“Like every growth company, we have gone through ups and downs over the past few years of development. Dealing with the current headwinds, we have been proactively exploring alternative marketing channels and optimizing our marketing strategy. In the third quarter, we saw healthy growth in the number of total registered users, reaching more than 153 million as of September 30, 2019. In addition, 0.9 million unique paying users purchased our courses and services just in the third quarter alone. We appreciate the vote of confidence cast by every one of our users through their downloads and purchases,” Dr. Wang continued.

“We recently launched upgraded versions of our Authentic Pronunciation and DongNi products, called Bell and Darwin, respectively. Bell provides a one-stop shop for users to improve their overall spoken English, while Darwin has proven to effectively increase user engagement and drive a better learning outcome. Further, in addition to our continued efforts in the adults English learning market, we are building up our position in the kids market and expanding our international presence. Looking ahead, we will remain focused on our technology-empowered, product-driven and user-centric approach, aiming to deepen our expertise in the AI-powered language learning sector and deliver cutting-edge products and exceptional learning experiences to our users,” concluded Dr. Wang.

“As we keep investing in exploring effective marketing channel alternatives, we recorded higher sales and marketing expenses as a percentage of net revenues in the third quarter. However, we will remain disciplined in cost management, with an ongoing goal to improve operational efficiencies and strive for long-term sustainable growth,” said Ms. Bin Yu, Chief Financial Officer of LAIX. “While the hurdles presented by WeChat’s sharing policy is expected to linger into the coming quarters and weigh down our revenue growth, we remain confident in our long-term growth plan and are dedicated to fulfilling our vision to empower everyone to achieve their full potential and become a global citizen, through AI-powered technologies.”

Third Quarter 2019 Financial Results

Net Revenues

Net revenues for the third quarter of 2019 were RMB262.1 million (US$36.7 million), a 45.2% increase from RMB180.5 million for the same quarter last year. The increase was primarily attributable to the growth of the Company’s business and the increased adoption of the Company’s proprietary AI teacher among users in China as an effective learning approach and a better alternative to the traditional ways of English learning.

Cost of Revenues

Cost of revenues for the third quarter of 2019 was RMB71.8 million (US$10.0 million), a 49.4% increase from RMB48.1 million for the same quarter last year. This change was primarily due to increases in (i) salaries and benefits for certain full-time employees and (ii) IT service cost, with all such costs resulting from the Company’s general business growth and user base expansion.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2019 was RMB190.3 million (US$26.6 million), a 43.7% increase from RMB132.4 million for the same quarter last year as a result of increased economies of scale.

Gross margin for the third quarter of 2019 was 72.6%, compared with 73.4% for the same quarter last year.

Operating Expenses

Total operating expenses for the third quarter of 2019 were RMB404.8 million (US$56.6 million), a 52.0% increase from RMB266.4 million for the same quarter last year, with expenses increase primarily resulting from business growth activities, the development and introduction of new products and the costs associated with the expansion of the Company’s user base.

Sales and marketing expenses for the third quarter of 2019 were RMB289.2 million (US$40.5 million), a 41.9% increase from RMB203.8 million for the same quarter last year. The increase was primarily due to increases in (i) branding and marketing expenses, and (ii) salaries and benefits for sales and marketing personnel, including the Company’s online study advisors. Sales and marketing expenses as a percentage of net revenues declined to 110.3% for the third quarter of 2019, compared with 112.9% for the same quarter last year.

Research and development expenses for the third quarter of 2019 were RMB57.7 million (US$8.1 million), a 42.5% increase from RMB40.5 million for the same quarter last year, primarily due to an increase in salaries and benefits for research and development personnel. Research and development expenses as a percentage of net revenues declined slightly from the same quarter last year, representing 22.0% of net revenues for the third quarter of 2019, compared with 22.4% for the same quarter last year.

General and administrative expenses for the third quarter of 2019 were RMB57.9 million (US$8.1 million), a 162.6% increase from RMB22.0 million for the same quarter last year, primarily due to discretionary bonus for key employees, increases in salaries and benefits for general and administrative personnel, and professional service fees. General and administrative expenses were 22.1% of net revenues for the third quarter of 2019, compared with 12.2% for the same quarter last year.

Loss from Operations

Loss from operations for the third quarter of 2019 was RMB214.5 million (US$30.0 million), compared with RMB134.0 million for the same quarter last year due to the aforementioned reasons including general business growth and user base expansion.

Adjusted EBITDA2

Adjusted EBITDA for the third quarter of 2019 was a loss of RMB203.6 million (US$28.5 million), compared with an adjusted EBITDA loss of RMB116.6 million for the same quarter last year.

[2]

“Adjusted EBITDA” is a non-GAAP measure, which represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Foreign exchange related (losses) / gains, net

Foreign exchange loss was RMB2.6 million (US$0.4 million) in the third quarter of 2019, compared with a foreign exchange loss of RMB3.5 million for the same quarter last year.

Income tax expenses

Income tax expenses for the third quarter of 2019 were RMB0.2 million (US$29 thousand), a 96.3% decrease from RMB5.7 million for the same quarter last year, primarily due to the Company’s estimated taxable loss position in current year.

Net Loss

Net loss for the third quarter of 2019 was RMB214.1 million (US$30.0 million), compared with RMB142.4 million for the same quarter last year.

Adjusted net loss3 for the third quarter of 2019 was RMB209.7 million (US$29.3 million), compared with RMB123.0 million for the same quarter last year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the third quarter of 2019 was RMB4.33 (US$0.61), compared with RMB7.66 for the same quarter last year.

Balance Sheet

As of September 30, 2019, the Company’s cash, cash equivalents, restricted cash and short-term investments totaled RMB621.2 million (US$86.9 million), compared with RMB747.8 million as of December 31, 2018. Due to the dynamic nature of the underlying businesses, the Company will maintain flexibility in funding by sustaining adequate cash and cash equivalents.

The Company had deferred revenues (current and non-current) of RMB591.2 million (US$82.7 million) as of September 30, 2019, compared with RMB477.6 million as of December 31, 2018.

[3]	“Adjusted net loss” is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Recent Developments

On November 14, 2019, the Company announced that its board of directors had approved a share repurchase program of up to US$20.0 million of the Company’s outstanding American depositary shares for a period not to exceed 12 months beginning on November 22, 2019.

The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. LAIX’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.

Outlook

For the fourth quarter of 2019, the Company currently expects:

-	Net revenues to be between RMB230.0 million to RMB250.0 million, which would represent an increase of approximately 2.4% to 11.4% from RMB224.5 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 19, 2019 (9:00 AM Beijing/Hong Kong time on November 20, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-877-396-2308
International:	+1-647-689-5527
China:	400-048-6136
China, Domestic:	400-043-3098
Hong Kong:	+852-5803-0358
Conference ID:	4571236

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the rate in effect as of September 30, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	344,722	188,684	26,398
Restricted cash	—	10,916	1,527
Short-term investments	403,107	421,613	58,986
Accounts receivable, net	14,404	11,906	1,666
Prepayments and other current assets	109,550	95,118	13,307

Total current assets	871,783	728,237	101,884

Non-current assets:
Property and equipment, net	42,606	82,223	11,503
Investment in equity fund	5,753	6,001	840
Intangible assets, net	1,289	1,175	164
Operating lease right-of-use assets, net (1)	—	165,199	23,112
Other non-current assets	12,011	9,933	1,390
Deferred tax assets	16,940	16,940	2,370

Total non-current assets	78,599	281,471	39,379

Total assets	950,382	1,009,708	141,263

LIABILITIES
Current liabilities:
Accounts payable	69,558	118,904	16,635
Deferred revenue	477,595	591,209	82,713
Salary and welfare payable	108,317	141,513	19,798
Tax payable	58,881	73,034	10,218
Operating lease liability, current (1)	—	37,302	5,219
Accrued liabilities and other current liabilities	16,106	20,674	2,891

Total current liabilities	730,457	982,636	137,474

Non-current liabilities:
Deferred revenue, non-current	32	—	—
Operating lease liability, non-current (1)	—	128,114	17,924
Other non-current liabilities	1,000	4,028	564

Total non-current liabilities	1,032	132,142	18,488

Total liabilities	731,489	1,114,778	155,962

Shareholders’ equity
Class A Ordinary shares	194	206	29
Class B Ordinary shares	121	121	17
Subscriptions receivable from founding shareholders	(122)	(122)	(17)
Additional paid-in capital	1,139,250	1,164,108	162,865
Accumulated other comprehensive income	16,318	36,696	5,134
Accumulated (deficit)	(936,868)	(1,306,079)	(182,727)

Total shareholders’ equity	218,893	(105,070)	(14,699)

Total liabilities and shareholders’ equity	950,382	1,009,708	141,263

(1)

On January 1, 2019, the Company adopted ASC 842, the new lease standard, using the additional transition method. No cumulative effect adjustment to the opening balance of retained earnings was required.

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30	June 30	September 30		September 30	September 30
	2018	2019	2019		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	180,454	276,427	262,092	36,668	412,762	791,823	110,780

Cost of revenues	(48,068)	(64,865)	(71,825)	(10,049)	(103,075)	(196,380)	(27,475)

Gross profit	132,386	211,562	190,267	26,619	309,687	595,443	83,305

Operating expenses:
Sales and marketing expenses	(203,821)	(219,734)	(289,184)	(40,458)	(463,669)	(702,546)	(98,290)
Research and development expenses	(40,494)	(52,882)	(57,723)	(8,076)	(101,435)	(160,684)	(22,481)
General and administrative expenses	(22,049)	(27,895)	(57,893)	(8,100)	(48,340)	(105,835)	(14,807)

Total operating expenses	(266,364)	(300,511)	(404,800)	(56,634)	(613,444)	(969,065)	(135,578)

Loss from operations	(133,978)	(88,949)	(214,533)	(30,015)	(303,757)	(373,622)	(52,273)

Other income/(expenses):
Interest income	954	761	376	53	2,360	1,438	201
Foreign exchange related (losses)/gains, net	(3,471)	(1,711)	(2,605)	(364)	(4,299)	(3,617)	(506)
Change in fair value of short-term investment	—	1,815	1,767	247	—	5,705	798
Other (expenses)/income, net	(282)	269	1,108	155	(887)	1,150	161

Loss before income taxes expenses	(136,777)	(87,815)	(213,887)	(29,924)	(306,583)	(368,946)	(51,619)

Income tax expenses	(5,662)	(28)	(209)	(29)	(18,118)	(265)	(37)

Net loss	(142,439)	(87,843)	(214,096)	(29,953)	(324,701)	(369,211)	(51,656)

Series A Preferred share redemption value accretion	(665)	—	—	—	(1,978)	—	—
Series B Preferred share redemption value accretion	(3,435)	—	—	—	(10,140)	—	—
Series C Preferred share redemption value accretion	(5,378)	—	—	—	(15,899)	—	—

Net loss attributable to LAIX Inc.’s ordinary shareholders	(151,917)	(87,843)	(214,096)	(29,953)	(352,718)	(369,211)	(51,656)

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30	June 30	September 30		September 30	September 30
	2018	2019	2019		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(142,439)	(87,843)	(214,096)	(29,953)	(324,701)	(369,211)	(51,656)
Other comprehensive income/(loss)
—Foreign currency translation adjustment, net of nil tax	16,441	14,605	19,543	2,734	19,037	20,378	2,851

Comprehensive loss	(125,998)	(73,238)	(194,553)	(27,219)	(305,664)	(348,833)	(48,805)

Net loss per Class A and Class B ordinary shares
—Basic and Diluted	(7.66)	(1.78)	(4.33)	(0.61)	(17.78)	(7.55)	(1.06)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and Diluted	19,834,535	49,246,017	49,471,118	49,471,118	19,834,535	48,875,574	48,875,574

LAIX INC.

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars(“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30	June 30	September 30		September 30	September 30
	2018	2019	2019		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(142,439)	(87,843)	(214,096)	(29,953)	(324,701)	(369,211)	(51,656)
Add:
Share-based compensation expenses	19,437	6,239	4,391	614	39,100	23,450	3,281
Depreciation of property, plant and equipment	1,309	5,001	6,186	865	3,345	13,625	1,906
Amortization of prepaid interest expense and service fees to loan companies	379	92	49	7	2,063	301	42
Income tax expenses	5,662	28	209	29	18,118	265	37
Substract:
Interest income	(954)	(761)	(376)	(53)	(2,360)	(1,438)	(201)

Adjusted EBITDA	(116,606)	(77,244)	(203,637)	(28,491)	(264,435)	(333,008)	(46,591)

Net loss	(142,439)	(87,843)	(214,096)	(29,953)	(324,701)	(369,211)	(51,656)
Add back:
Share-based compensation expenses	19,437	6,239	4,391	614	39,100	23,450	3,281

Adjusted net loss	(123,002)	(81,604)	(209,705)	(29,339)	(285,601)	(345,761)	(48,375)